EXHIBIT 99.1

North American Construction Group Ltd. Announces Award of Regional Services Contract

ACHESON, Alberta, Jan. 31, 2024 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today announced that Mikisew North American Limited Partnership (“MNALP”) has been awarded a three-year regional services contract by a major producer in the Canadian oil sands region. The contract contemplates the provision of services across various mine sites operated by the producer.

The contract is effective immediately with an expiry date of January 30, 2027. Initial committed earthworks volumes in the first year of the agreement provide NACG with $225 million in contractual backlog. Management expects further commitments, also within the first year and in the range of $25 to $50 million, to be awarded prior to the end of February 2024. Including these expected awards, the Company’s combined backlog which, on a proforma basis, was $2.8 billion as at September 30, 2023 is now projected to be over $3.0 billion.

“We are excited to report this award after a comprehensive process with both MNALP and our customer and we look forward to executing on our commitments. I am confident that the safe, low-cost and sustainable model we operate every day was instrumental in MNALP being awarded this scope and will continue to provide competitive advantages and opportunities in the future,” said Joe Lambert, President and CEO of NACG. “This regional contract supports the guidance we recently disclosed for what we expect from our overall business in 2024.”

“We are pleased to celebrate another significant award for Mikisew North American Limited Partnership,” said Dan Gallagher, Chief Executive Officer of Mikisew Group. “This award ensures the equipment investments we have made with NACG will continue to deliver returns for our shareholder, the Mikisew Cree First Nation, well into the future.”

About Mikisew North American Limited Partnership (MNALP)

MNALP is a limited partnership in which NACG has a 49% interest, with the Mikisew Group of Companies (“Mikisew Group”) holding the majority 51% interest.

About Mikisew Group

Mikisew Group is the Independent Economic Development arm of the Mikisew Cree First Nation. Mikisew Group is comprised of two main operating entities and ten joint venture partnerships including MNALP. These entities service the Canadian oil sands in various capacities including heavy equipment rental, fleet maintenance, transportation, emergency response, catering services, and facilities maintenance. For more information about the Mikisew Group of Companies, visit www.mikisewgroup.com.

About NACG
NACG is one of Canada and Australia’s largest providers of heavy construction and mining services. For more than 70 years, NACG has provided services to the mining, resource, and infrastructure construction markets.   For more information about North American Construction Group Ltd., visit www.nacg.ca.

For further information, please contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: ir@nacg.ca

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expected”, “estimated” or similar expressions, including the anticipated revenues and backlog to be generated by the contract. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject are highlighted in the Company’s MD&A for the year ended December 31, 2022 and quarter ending September 30, 2023. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.